Teachers Insurance and Annuity Association of America	Phillip G. Goff
College Retirement Equities Fund	Funds Treasurer
8500 Andrew Carnegie Boulevard	(704) 988.5244
Charlotte, NC 28075	(704) 988.5427 (fax)
pgoff@tiaa-cref.org

May 19, 2008

Chad Eskildsen, Senior Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comments on the TIAA-CREF Institutional
Mutual Funds’ (File No. 811-09301) 09/30/07 Form N-CSR (the “Filing”)

Dear Mr. Eskildsen:

      On behalf of the TIAA-CREF Institutional Mutual Funds (the “Registrant”), we are responding to your comments on the Filing that we discussed telephonically on Wednesday, April 23, 2008. Set forth below are responses to your comments on the Filing.

1.

The Registrant uses the condensed schedule of investments format in the printed financial statements. Under the Investment Companies AICPA Audit Guide, paragraph 11.15, “the full schedule of unaffiliated issuers must be audited and accompanied by an independent auditor’s report for the year end date only, in conjunction with the annual audit.”

Management is in agreement with this comment. PricewaterhouseCoopers LLP has audited the September 30, 2007 full schedule of unaffiliated issuers. Beginning September 30, 2008, management will file PricewaterhouseCoopers LLP’s audit opinion with Form N-CSR.

2.

The Registrant’s Lifecycle Funds Shareholder Report does not include the “deduction of taxes” note in the Management’s Discussion of Fund Performance Growth of $10,000 graph as dictated per Form N-1A Item 22(b)(7)(ii)(B).

Management is in agreement with this comment and will implement such disclosure beginning with the Registrant’s Form N-CSR filing for March 31, 2008.

* * * *

The disclosure in the Filing is the responsibility of the Registrant. The Registrant acknowledges that the action of the Securities and Exchange Commission (the “SEC”) or its staff acting pursuant to delegated authority in commenting on or accepting the Filing or responses to comments thereon does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Filing. The Registrant also represents to the SEC that should the SEC or its staff accept the Filing and/or the Registrant’s response to the SEC staff’s comments on the Filing, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * * *

If you have any questions, please call me at 704-988-5244.

Best Regards,

/s/ Phillip G. Goff
Phillip G. Goff